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Exhibit 99.7

SELECTED OPERATING AND FINANCIAL DATA OF
BRF - BRASIL FOODS S.A. (FORMERLY NAMED PERDIGÃO S.A.) AND SADIA S.A.

        On May 19, 2009, we entered into a merger agreement with Sadia S.A. ("Sadia") relating to a proposed business combination between the two companies, as we describe in more detail under "Item 4. Information on the Company—History and Development of the Company—Proposed Business Combination with Sadia" of our Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 30, 2009 (the "Annual Report on Form 20-F"). The consummation of the business combination is subject to a number of conditions and uncertainties, as described in "Item 3. Key Information—D. Risk Factors—Risks Relating to the Proposed Sadia Transaction." In particular, the transaction is subject to approval by the antitrust authorities in Brazil and other jurisdictions. As a condition to approving the transaction, these antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest certain subsidiaries, product lines, trademarks or production facilities.

        With these uncertainties in mind, we set forth below certain financial and operating data of BRF - Brasil Foods S.A. ("BRF") and Sadia.

Sales Volumes and Net/Gross Sales by Product and Market

        We present below sales volumes and net and gross sales by product and market for BRF and Sadia, respectively. The net and gross sales information presented below has prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The sales information for BRF presented below is based on net sales, while the information for Sadia is based on gross sales and is therefore not comparable to the BRF information.

        The following chart shows the breakdown of sales volumes by product and by the domestic and export markets of BRF and Sadia for the first quarter of 2009.

BRF

By Product	By Market

 Sadia

By Product	By Market

Domestic Market

        The following chart shows sales volumes in thousands of tons, net sales of BRF and gross sales of Sadia in millions of reais in the domestic Brazilian market for the three months ended March 31, 2009.

	Three Months Ended March 31, 2009
	Sales Volumes (Thousands of Tons)		Net Sales (R$ millions)	Gross Sales (R$ millions)
Domestic Market	BRF	Sadia	BRF	Sadia
Meats	182.5	281.6	764.9	1,551.4
In Natura:	38.6	50.5	134.2	216.0
Poultry	31.0	32.8	100.6	130.2
Pork/Beef	7.5	17.7	33.6	85.8
Processed (meats)	144.0	231.1	630.7	1,335.4
Dairy Products	250.8	—	512.9	—
Milk	200.6	—	342.3	—
Dairy Products/Juice/Others	50.2	—	170.6	—
Soybean Products/Others	153.0	—	99.2	—
Other(1)	26.2	N/A	110.2	150.9

Total	612.5	281.6	1,487.2	1,702.3

Total Processed Products	220.4	231.1	911.5	1,486.3
% of total sales	36.0%	82.1%	61.3%	87.3%

(1)
BRF amounts constitute other processed products. N/A means not available.

        The following chart shows sales volumes in thousands of tons, net sales of BRF and gross sales of Sadia in millions of reais in the domestic Brazilian market for the year ended December 31, 2008.

	Year Ended December 31, 2008
	Sales Volumes (Thousands of Tons)		Net Sales (R$ millions)	Gross Sales (R$ millions)
Domestic Market	BRF	Sadia	BRF	Sadia
Meats	815.8	1,120.4	3,289.7	6,217.3
In Natura:	164.6	200.6	570.1	1,008.5
Poultry	125.9	131.6	414.9	624.3
Pork/Beef	38.6	69.0	155.2	384.2
Processed (meats)	651.2	919.8	2,719.6	5,208.8
Dairy Products	1,127.6	—	2,309.1	—
Milk	880.1	—	1,475.7	—
Dairy Products/Juice/Others	247.5	—	833.4	—
Soybean Products/Others	218.6	—	380.5	—
Other	105.7	N/A	444.6	389.5

Total	2,267.7	1,120.4	6,423.8	6,606.8

Total Processed Products	1,004.4	919.8	3,997.5	5,598.3
% of total sales	44.3%	82.1%	62.2%	84.7%

(1)
BRF amounts constitute other processed products. N/A means not available.

Export Markets

        The following chart shows sales volumes in thousands of tons, net sales of BRF and gross sales of Sadia in millions of reais in the domestic Brazilian market for the three months ended March 31, 2009.

	Three Months Ended March 31, 2009
	Sales Volumes (Thousands of Tons)		Net Sales (R$ millions)	Gross Sales (R$ millions)
Export Market	BRF	Sadia	BRF	Sadia
Meats	276.1	248.7	1,108.2	1,096.5
In Natura:	235.1	224.7	886.3	957.7
Poultry	199.8	196.0	708.7	801.6
Pork/Beef	35.3	28.7	177.6	156.1
Processed (meats)	41.1	24.0	221.9	138.8
Dairy Products	1.2	—	6.7	—
Milk	0.8	—	4.5	—
Dairy Products/Juice/Others	0.4	—	2.2	—
Soybean Products/Others	0.0	—	0.0	—
Other(1)	0.2	N/A	0.9	63.7

Total	277.5	248.7	1,115.8	1,160.2

Total Processed Products	41.6	24.0	225.1	202.5
% of total sales	15.0%	9.7%	20.2%	17.5%

(1)
BRF amounts constitute other processed products. N/A means not available.

        The chart below shows sales volumes in thousands of tons and net sales of BRF and gross sales of Sadia in millions of reais in the domestic Brazilian market for the year ended December 31, 2008.

	Year Ended December 31, 2008
	Sales Volumes (Thousands of Tons)		Net Sales (R$ millions)	Gross Sales (R$ millions)
Export Market	BRF	Sadia	BRF	Sadia
Meats	1,096.4	1,205.3	4,835.1	5,527.2
In Natura:	909.2	1,073.7	3,817.4	4,859.4
Poultry	767.0	952.9	3,000.1	4,135.5
Pork/Beef	142.2	120.8	817.3	723.9
Processed (meats)	187.2	131.6	1,017.7	667.8
Dairy Products	15.8	—	127.3	—
Milk	12.7	—	106.8	—
Dairy Products/Juice/Others	3.1	—	20.5	—
Soybean Products/Others	0.0	—	0.0	—
Other(1)	1.5	N/A	6.8	57.9

Total	1,113.7	1,205.3	4,969.2	5,585.1

Total Processed Products	191.8	131.6	1,044.9	725.7
% of total sales	17.2	10.9%	21.0	13.0%

(1)
BRF amounts constitute other processed products. N/A means not available.

Net Sales from Export Markets by Region

        The following chart shows the breakdown of exports by region as a percentage of net/gross sales for BRF and Sadia for the three months ended March 31, 2009. The sales information for BRF is based on net sales, while the information for Sadia is based on gross sales and is therefore not comparable to the BRF information.

BRF

 Sadia

Meat, Dairy Production and Employees

        The table below sets forth certain additional operating data for BRF and Sadia for the year ended December 31, 2008 and the three months ended March 31, 2009.

	Three Months Ended March 31, 2009		Year Ended December 31, 2008
Additional Operating Data	BRF	Sadia	BRF	Sadia
Milk collected from producers (million of liters)	337.3	—	1,605.6	—
Poultry slaughtered (million heads per year)	181.5	169.4	863.2	840.8
Hogs/cattle slaughtered (thousand heads per year)	1.2	1.3	4.7	5.1
Total production of meat and other processed products (thousand tons per year)	737.0	680.1	3,359.0	2,829.7
Employees (at the end of the period)	57,409	59,895	59,008	60,580

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Exhibit 99.7
SELECTED OPERATING AND FINANCIAL DATA OF BRF - BRASIL FOODS S.A. (FORMERLY NAMED PERDIGÃO S.A.) AND SADIA S.A.
BRF
Sadia
BRF
Sadia